September 28, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Filing Desk

Re:	Hythiam, Inc. / Application For Withdrawal on Form AW
Pursuant to Rule 477 of the Securities Act of 1933, as amended
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-166289)

Ladies and Gentlemen:

On September 21, 2010, Hythiam, Inc., a Delaware corporation (the “Company”), filed a Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) to the Registration Statement on Form S-1 No. 333-166289 (the “Registration Statement”) with the Securities and Exchange Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Post-Effective Amendment erroneously filed as a POS EX.  No securities were sold pursuant to the erroneous filing.  The Company intends to expeditiously re-file the subject post-effective amendment as a POS AM.

If you have any questions regarding this letter, please contact the undersigned at (310) 444-4338 or Glenn Smith of Kaye Scholer LLP at (310) 788-1282.

Sincerely,

Hythiam, Inc.

By:	/s/ PETER L. DONATO
Peter L. Donato
Chief Financial Officer

cc:	Glenn Smith of Kaye Scholer, LLP